UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-55073

Dynamic Brands, Inc.
(Formerly Aristocrat Group Corp.)

(Exact name of registrant as specified in its charter)

6671 South Las Vegas Boulevard, Suite 210

Las Vegas, Nevada 89119

702 761 6866

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[_]
Rule 12g-4(a)(2)	[X]
Rule 12h-3(b)(1)(i)	[_]
Rule 12h-3(b)(1)(ii)	[_]
Rule 15d-6	[_]

Approximate number of holders of record as of the certification or notice date: 34

Pursuant to the requirements of the Securities Exchange Act of 1934, Dynamic Brands, Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dynamic Brands, Inc. (formerly Aristocrat Group Corp.)

Date: August 15, 2018	By:	/s/ Michael J. Clinton Michael J. Clinton Chief Executive Officer